

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 23, 2009

Via Facsimile and U.S. Mail

Don R. Madison
Chief Financial and Administrative Officer
Powell Industries, Inc.
8550 Mosley Drive
Houston, Texas 77075-1180

> **Re:** **Powell Industries, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Schedule 14A Proxy Statement filed January 15, 2009**
> **File No. 1-12488**

Dear Mr. Madison:

We have reviewed your letter dated April 1, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

1. We note your response to prior comment 1. It appears that you may be seeking confidential treatment in accordance with Rule 83 of the Freedom of Information Act. Please submit your request for confidential treatment in accordance with the provisions of Rule 83. The letter must include a written request for confidential

treatment and should be filed on EDGAR with confidential information redacted, as appropriate. You must also send a copy of the letter to the Commission's Freedom of Information Act Office. Refer to Rule 83 for additional requirements.

Schedule 14A Proxy Statement filed January 15, 2009

Executive Compensation, page 13

2.   We have reviewed your response to comments 4 and 5 of our letter dated March 17, 2009 and we reissue the comments. We believe that investors will benefit from a refocusing of your Compensation Discussion and Analysis section. Please provide significantly expanded analysis of the levels of compensation paid to each of your named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular form and level of compensation for 2008. Even though you advise us that the Compensation Committee has overriding discretion with respect to compensation awards, Item 402(b) of Regulation S-K contemplates that you provide an analytical discussion of the factors the Compensation Committee considered in exercising its authority in the event that any predetermined corporate financial goals and other factors are not met. We would expect to see a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to corporate performance as well as any additional information pertaining to each individual's performance that the Compensation Committee considered in determining specific payout levels for 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Jay Ingram at (202) 551-3397 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief